DIRECTOR: JOSH WEBBER



Josh Webber multi-talented Director, Producer, and Screenwriter. Josh is an independent filmmaker born in Halifax, Nova Scotia in 1986 and was raised in Montreal, Canada. In 2009, he graduated from NYFA in New York City, then moved to Los Angeles, California to pursue his career. He quickly gained notoriety racking up multiple awards for his work on both commercials and feature films.

BATTER UP (2009) a true story of a heroic act of sportsmanship & heroism between opposing teams during a Girl's Softball Championship. BATTER UP won multiple awards for "Best Family Film", "Best Drama", "Best Short-Film" and "Best Canadian Film" in 2009.

A BROKEN CODE (2012) His first feature film, won the "Excellence in Film-Making" award at the Canadian Film Festival in 2012 and released on all platforms through Maverick Entertainment.

THERE IS MANY LIKE US (2015) is a documentary/narrative about his grandfather's astonishing survival escape during the holocaust, losing t!he love of his life while saving seventeen others and reuniting with her years later. An incredible true story featured in numerous publications such as THE JEWISH PRESS, THE CANADIAN JEWISH NEWS and counting. Currently available on Amazon, iTunes and televised screenings worldwide.

AMERICAN RACKETS (2017) a documentary feature film based on true life events of Rocco and James Napoli, members of the Genovese crime family, both arrested in 1988 for the plot to kill John Gotti. James Jimmy Napoli ran the largest number racket dating back to the 1930's, accredited with what is now known today as the modern day lottery, currently in post production.

SECRETS OF DECEPTION (2017) a story about a loving husband's dangerous path of revenge and destruction. Stars Tom Sizemore, Lorenzo Lamas, Robert Lazardo, Richard T. Jones, Noelle Gugliemi released worldwide in February 2017 through Sony Pictures Home Entertainment and GVN Releasing.

NEVER HEARD (2018) an urban faith based gospel film, starring David Banner, Romeo Miller, Robin Givens, Dorien Wilson, Karrueche Tran, Jackie Long, Jay Moss, Karen Abercrombie, Master P, Brian White and Diezel Braxton. A compelling story about second chances, forgiveness, and redemption set to release theatrically .

Currently, Josh is actively focused on directing and producing multiple feature films simultaneously. Founder of Webber Films, Josh is just beginning to make history in Hollywood.



DEATH IS FOREVER. ISSAC A FILM BY JOSH WEBBER

"CASSI" DOVE CAMERON



Dove Cameron is an American actress and singer, who played a dual role as the eponymous characters in the Disney Channel comedy series Liv and Maddie, for which she won the Daytime Emmy Award for Outstanding Performer in Children's Programming. She has also portrayed Mal in the Descendants film series. As a singer, Cameron made her debut with the soundtrack album to Liv and Maddie (2015). In the same year, she released her debut single, If Only, for Descendants. Her debut EP, Bloodshot /Waste, was released in 2019.

CASSI is mid twenties, pretty. Very aggressive. She is rebellious and doesn't take no for an answer. Risk taker and slightly devious.

DEATH IS FOREVER. ISSAC A FILM BY JOSH WEBBER

"ISSAC" RJ MITTE



RJ Mitte is an American actor, best known for playing Walter "Flynn" White Jr. on the AMC series Breaking Bad. Like his character on the show, he has cerebral palsy. After moving to Hollywood in 2006, he began training with personal talent manager Addison Witt. They sought acting opportunities where his disability would serve to educate viewers, which led him to audition for the role in Breaking Bad.

ISAAC Late twenties, mentally ill. Delusional and depressive. Extremely sleep deprived and depends on no one other than himself. Lives in a fantasy world and is out of touch with reality.

DEATH IS FOREVER. **ISSAC** **A FILM BY JOSH WEBBER**